Bradesco Organization's Recovery of Director's Incentive-Based Compensation Policy potentially awarded erroneously to any Executive Officer (as defined in the recovery policy annexed hereto) (“Recovery Policy”) is based on these guidelines:

1.       To ensure the establishment of a practice of recovering Incentive-Based Compensation awarded erroneously ("Compensation Recovery") to Executive Officers, as provided for in the Recovery Policy annex.

2. Ensure that the practice of recovering Incentive-Based Compensation complies with applicable legislation, standards, and regulations governing the matter, aiming to recover any amounts erroneously awarded.

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We declare that this document is a free English translation of the Recovery of Director's Incentive-Based Compensation Policy, approved at the Special Meeting of the Board of Directors of Banco Bradesco S.A. No. 687, dated 01.25.2024], whose last review, without amendments, was approved on March 25, 2026.

Banco Bradesco S.A.

Annex

Recovery Policy of Incentive-Based Compensation ("Compensation Recovery")

1.	INTRODUCTION:

1.1   This policy provides for the recovery of incentive-based compensation awarded erroneously and is designed to comply with, and will be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rule 10D-1 promulgated under the Exchange Act ("Rule 10D-1") and Section 303A.14 of the New York Stock Exchange Listed Company Manual ("Recovery Policy").

2.	DEFINITIONS:

The capitalized terms used in this Recovery Policy have the following meanings.

2.1 “Accounting Restatement" means an accounting restatement of the Organization's financial statements due to the Organization's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The date on which the Organization is required to prepare an Accounting Restatement is the earlier of (a) the date on which the Board or the Audit Committee concludes, or reasonably should have concluded, that the Organization is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Organization to prepare an Accounting Restatement, in each case regardless of if or when any restated financial statements are filed with the SEC.

2.2 "Applicable Period" means the three completed fiscal years immediately before the date on which the Organization is required to prepare an Accounting Restatement.

2.3 "Organization" means Banco Bradesco S.A.

2.4 "Board" means the Board of Directors of the Organization.

2.5 "Code" means the Internal Revenue Code of 1986, as amended.

2.6 "Erroneously Awarded Compensation" means the difference, if any, between the Incentive-Based Compensation Received by a Covered Executive and the amount of Incentive-Based Compensation that would have been Received had the compensation been determined based on the restated amounts (determined without regard to any taxes paid or withheld in respect of the Incentive-Based Compensation).

2.7 "Executive Officer" means any current and former executive officer of the Organization as defined in Rule 10D-1 and the NYSE Listing Standards, as the same may be amended from time to time.

2.8. "Covered Executive" means any of the Organization's current and former Executive Officers who worked at the Organization during the Applicable Period.

2.9 "Financial Reporting Measure" means any measure that is determined and presented in accordance with the accounting principles used for preparing the Organization's financial statements, and any measure that is derived wholly or in part from such measure. The measure in question does not need to be reported within the Organization's financial statements or contained in a filing with the SEC to be a Financial Reporting Measure.

2.10 "Incentive-Based Compensation" means any compensation that is granted, earned or vested based wholly or in part on achieving a Financial Reporting Measure.

2.11 "Listing Standards" means the listing standards as promulgated by the NYSE.

2.12 "NYSE" means the New York Stock Exchange.

2.13. "Received" or "Receipt" means, with respect to any Incentive-Based Compensation, actual or deferred, and Incentive-Based Compensation shall be treated as Received in the Organization's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained.

2.14 "SEC" means the United States Securities and Exchange Commission.

2.15 "Section 409A" means Section 409A of the Code and the Treasury Regulations promulgated thereunder.

3. APLICATION OF RECOVERY POLICY:

3.1 This Recovery Policy applies to any Incentive-Based Compensation that a Covered Executive Receives on or after October 2, 2023.

3.2 This Recovery Policy only applies to Incentive-Based Compensation that has been Received while the Organization has a class of securities listed on the NYSE.

4. TRIGGER OF RECOVERY:

4.1 The Organization will recover reasonably promptly the amount of any Erroneously Awarded Compensation that has been Received by any Covered Executive during the Applicable Period when the Organization is required to prepare an Accounting Restatement. The obligation to recover or recoup does not depend on if or when restated financial statements are filed. The Board shall determine the timing and method for reasonably prompt recovery.

5. DETERMINATION OF ERRONOUSLY AWARDED COMPENSATION:

5.1 The Board will determine in its discretion any amounts of Erroneously Awarded Compensation.

5.2 If Erroneously Awarded Compensation was based in whole or in part on achievement of a share price measure, and the Erroneously Awarded Compensation cannot be determined directly by mathematical recalculation based on the Accounting Restatement, the Board must determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the share price upon which the Incentive-Based Compensation was Received. The Board shall be authorized to engage advisors and experts in its discretion at the Organization's expense to assist in making any determinations hereunder.

5.3 The Board shall document the determination of any reasonable estimates used to determine Erroneously Awarded Compensation and provide that documentation to the NYSE.

6. EXECUTIVE OFFICER NOTIFICATIONS:

6.1 The Board shall:

6.1.1 Determine in its sole discretion the amount of any Erroneously Awarded Compensation that was Received by each current and former Executive Officer;

6.1.2 Promptly notify each such current and former Covered Executive of the amount of any Erroneously Awarded Compensation; and

6.1.3 Demand repayment, return and/or forfeiture of such Erroneously Awarded Compensation, as applicable.

7. METHOD OF RECOVERY:

7.1 The Board shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances.

8. EXCEPTIONS TO RECOVERY:

8.1 Erroneously Awarded Compensation need not be recovered by the Organization in accordance with this Recovery Policy to the extent that a committee comprising independent members, or, in the absence of such, the independent members of the Board determines that recovery would be impracticable and one or more of the following limited conditions apply:

8.1.1 The direct expense paid to a third party to assist in enforcing the Recovery Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Organization must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt to recover and provide that documentation to the NYSE.

8.1.2 Recovery would violate Brazilian law, provided that such law was adopted before November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on a violation of Brazilian law, the Organization must obtain a legal opinion from its home country, acceptable by the NYSE, stating that recovery would result in such violation of the law and providing a copy of said opinion to the NYSE; or

8.1.3 Recovery would likely violate retirement benefits granted to the Organization's employees otherwise qualified under United States legislation Section 401(a) of the Code to fail to meet the requirements of Section 401(a)(13) of the Code or Section 411(a) of the Code and the regulations promulgated thereunder.

9. PROHIBITION ON INDEMNIFICATION:

9.1 Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Organization may not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment of or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Recovery Policy.

10. SEC FILINGS:

10.1 The Organization shall make all filings with respect to this Recovery Policy required by applicable SEC rules.

11. RECOVERY POLICY ADMINISTRATION:

11.1 This Recovery Policy shall be administered by the Board, and any determinations made by the Board shall be final and binding on all affected individuals.

11.2 The Board is authorized to interpret this Recovery Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Recovery Policy and for the Organization's compliance with the Listing Standards, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation promulgated or issued in connection with the Recovery Policy

12. AMENDMENT AND TERMINATION:

12.1 The Board may amend this Recovery Policy from time to time in its discretion and shall amend this Recovery Policy as it deems necessary. Notwithstanding anything in this Section to the contrary, no amendment or termination of this Recovery Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Organization contemporaneously with such amendment or termination) cause the Organization to violate any securities laws or Listing Standards.

13. OTHER RECOVERY RIGHTS:

13.1 This Recovery Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or the NYSE, their beneficiaries, heirs, executors, administrators or other legal representatives. The Board intends that this Recovery Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Recovery Policy. Any right of recovery under this Recovery Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Organization under applicable law, regulation or rule or pursuant to the terms of any policy of the Organization or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

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